Amscan Inc. • 80 Grasslands Road • Elmsford, New York 10523 • (914) 345-2020

Ms. Tia L. Jenkins	December 5, 2008
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
CF/ AD 9
100 F Street N.E.
Washington, D.C. 20549-3561
Dear Ms. Jenkins,
We respond to your letter of November 25, 2008, regarding our amended first and second quarter 2008 10-Q’s, that we will file a second amendment to those 10-Q’s to include the certifications of our principal executive and financial officers.
We also respond to your letter of November 25, 2008, regarding our third quarter 10-Q, which was filed yesterday.
All amounts in our response are stated in thousands, consistent with the practice used in our public filings.
While much of our response below is repeated in footnote 11 of that 10-Q, you have also asked us what impact the resolution had on our internal control over financial reporting. In order to respond to that question, we will repeat the footnote material here.
We are public by debt only. Therefore, there is no public market for our stock.
During the third quarter 2008, a new investor acquired 38% of our outstanding stock and 37 “rollover” options, 295 time-based options, and 333 performance-based options.
Our independent public accountants reviewed our accounting for the exercise of these stock options. They had previously reviewed the accounting for all these options when they were granted.
At noon on the day our 10-Q was due to be filed, our independent public accountants advised us that they had questions about how these stock options had been previously accounted for and how they should be accounted for now. Both they, and we, attempted to resolve these questions during the remainder of that day. We were unable to do so.
From November 15 until our 10-Q was filed yesterday, our independent public accountants reviewed all accounting for all stock options. All were issued in 2004 or later.
They eventually concluded that the time-based options had been properly accounted for, but that the rollover options and performance-based options had not.
Everything in Decorations and Party Goods

Rollover options
As described in all prior relevant 10-K’s, in 2004 the Company’s CEO and President exchanged vested options in the predecessor company for 98.18 vested options to purchase common shares (the “rollover options”). These options were accounted under APB 25 and FIN 44 for as an equity contribution in the April 2004 transaction, as required by FIN 44, paragraph 84. They were reflected on the balance sheet as redeemable common securities, and marked to market each year, because they can be put to the Company in the event of death or disability.
Since these options were fully vested at grant, the two executives had no further service requirement beyond the time of the 2004 transaction.
However, these options have an additional condition that was not considered. For about 6 months in 2014, if there has been no change in control prior to that time, these options could be exercised by these executives and then put to the Company within 6 months thereafter, upon the executives’ retirements, provided they choose to retire at age 62. Therefore, the possibility exists that the Company could be required to buy back “immature shares”, i.e. shares held by an employee for less than 6 months.
We did not consider this condition, because we considered that a change in control was probable before 2014, and these vested options were not expected to ever be repurchased by the company, because they would be exercised in a change of control. (A change in control had just occurred after 7 years, and the Company’s new private equity owners since that change in 2004 had sold more than 70% of their investments before holding 10 years.) However, under the guidance of FIN 44 and EITF 00-23, if a put back to the Company, even if not probable, is within the control of the employee, the award must follow variable accounting and be marked to market. The 6 months in 2014 that this right to put to the Company might exist required that these options be subject to variable accounting.
Therefore, the Company should have charged pretax earnings for $736 in 2004, $196 in 2005, $221 in 2006, $638 in 2007, and $156 in the first six months of 2008 related to these options. The balance sheet amount was still stated correctly, because the redeemable common securities had been marked to market.
In the third quarter of 2008, the reduction in redeemable common securities caused by the exercise of 37 of these options, net of the increase in valuation of the remaining 61.18 options, resulted in a net credit to pretax earnings of $210. No charges or credits related to these options were recorded in any other period presented.
Performance-based options
The performance-based options vest based upon three factors, which must all be met — (1) time, (2) an initial public offering or change in control, and (3) achievement of specified returns to the Company’s shareholders.
The change in control provision related to these options was specifically disclosed in the footnotes every year that performance-based options existed.
Although the third quarter 2008 transaction did not result in a change in control (although it came close), the Company’s majority shareholders decided to waive the requirement of change in control, and permitted the time-vested portion of these performance-based options to be exercisable, because the specified return requirement had been met by the price paid in the transaction.
In addition, for both performance-based and time-based options, employees were permitted to have their net shares settled for cash, which was paid by the acquiring shareholder, not the Company.
The waiver did not change the terms of the option plans for any remaining options still outstanding, or obligate the Company to permit any future waiver of the change in control requirement.

The Company had accounted for the performance options as being probable of meeting the performance condition of a change in control, based on the fact that more than 70% of the investments by their private equity owners had resulted in a change in control in less than 10 years. Therefore, the Company had previously estimated the fair value of performance options at the grant date and amortized this value over the expected life. The stock compensation amounts recognized were $153 in 2005, $709 in 2006, $1,140 in 2007, and $717 in the first 6 months of 2008.
While a change in control performance condition is not specifically discussed in FAS 123R, it has generally been interpreted that such a condition cannot be assessed to be “probable” before it occurs.
Since that performance condition cannot be assessed as probable before it occurs, no compensation expense should have been recorded for these options.
Summary of effect of stock compensation errors
As a result of the Company’s errors noted above, reported pretax earnings were overstated by $736 in 2004 and $43 in 2005, and were understated by $488 in 2006, $502 in 2007, and $561 in the first six months of 2008.
Consideration of materiality
The Company determined that the net errors in previously reported pretax earnings noted above were not material to any prior year or interim period presented in either the 2007 or 2008 financial statements. Therefore, prior years and interim periods were not restated.
The effect on 2004 and 2005 is not relevant since those years are not presented in any 2008 financial statements. However, it is also not material to those years.
Pretax earnings were mis-stated in those periods as follows:

Period	Under(Over)statement	Pretax income	%
2004	(736)	14,380	(5.1)%
2005	(43)	17,221	(.2)%
2006	488	10,818	4.5%
2007	502	32,953	1.5%
First 6 months 2008	561	18,676	3.0%
Per SAB 99, there is no numerical formula for materiality, and, per FASB Concepts Statement 2, “no general standards of materiality could be formulated to take into account all the considerations that enter into an experienced human judgment.”
SAB 99 indicates that materiality should be based on whether “it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”
The stakeholders who rely on our report are our closely held shareholders — 3 large shareholders who own approximately 90% of the stock — and our public bondholders.
These publics generally focus on our operating earnings. They are well aware of the impact that interest expense has in decreasing our operating earnings down to pretax earnings.

The understatement of operating earnings is as follows:

Period	Under(Over)statement	Operating earnings	% under(over)stated
2004	(736)	34,386	(2.1)%
2005	(43)	52,352	.(.1)%
2006	488	64,705	.8%
2007	502	105,757	.5%
First 6 months 2008	561	44,290	1.3%
There are qualitative factors noted in SAB 99 that must also be considered:

Was the item capable of precise measurement? — rollover options	No
Was the item capable of precise measurement? — performance options	Yes
Did the error mask a change in earnings or other trends?	No
Did the error hide a failure to meet analysts expectations?	N/A
Did the error change a loss into income or vice versa?	No
Did the error misstate one segment’s results differently than the other segment?	No
Did the error affect compliance with regulatory requirements?	No
Did the error affect loan covenants or other contractual agreements?	No
Did the error increase management’s bonus compensation?	No
Did the error conceal an unlawful transaction?	No
While there can be other qualitative factors to be considered, in this situation, there are not other qualitative factors.
Regarding prior years and our prior six months of 2008, we conclude that the effect of this error is not material, considering both quantitative and qualitative factors.
Third quarter 2008
For the third quarter of 2008, the effect of correcting the error from all prior quarters is $2,563, as noted above.
The third quarter 2008 also includes a charge of $5,639 related to the exercise of stock options, which is disclosed in the footnotes.
Because the correction of $2,563 in the third quarter of 2008 is disclosed in the third quarter financial statements, the user can easily determine the effect

Period	Overstatement	Pretax earnings	% overstated
3 months 9/08	2,563	6,717	61.7%
9 months 9/08	2,563	25,392	11.2%

Period	Overstatement	Operating earnings	% overstated
3 months 9/08	2,563	18,573	16.0%
9 months 9/08	2,563	62,861	4.2%
If the charge for $5,639 for the option exercises were excluded from the earnings totals above, the % of overstatement would be lower in all cases.
Regarding the third quarter 2008, the qualitative questions are answered as follows:

Was the item capable of precise measurement? — rollover options	No
Was the item capable of precise measurement? — performance options	Yes
Did the error mask a change in earnings or other trends?	No
Did the error hide a failure to meet analysts expectations?	N/A
Did the error change a loss into income or vice versa?	No
Did the error misstate one segment’s results differently than the other segment?	No
Did the error affect compliance with regulatory requirements?	No
Did the error affect loan covenants or other contractual agreements?	No
Did the error increase management’s bonus compensation?	No
Did the error conceal an unlawful transaction?	No
Our stakeholders do not made decisions based on quarterly earnings results as public stockholders often do. Also, third quarter results are typically lower, since our business is heavily impacted by Halloween, Christmas, and New Year’s. Therefore, relatively small differences would create large percentage changes in income compared only to the third quarter. (For example, in 2007, third quarter pretax income was $1,355 compared to full year pretax income of $32,953.)
Further, while SAB 99 does not address materiality on an interim basis, APB 28, Paragraph 29, provides that an error should be measured against the earnings for the entire year, not just one quarter or other interim period.
We expect pretax income for 2008 to be approximately $100 million before this correction. Therefore, this correction will overstate 2008 pretax income by approximately 2.5%.
After considering the factors above and in light of the guidance in APB 28, we concluded that the correction of this error in the third quarter 2008 is not material to the 2008 financial statements.
Effect of these errors on our internal control over financial reporting
In 2007, we conducted our first management assessment of our internal control over financial reporting. As these errors are not material to any year in which they occurred, our assessment that our internal control over financial reporting was effective to prevent any material misstatement of our financial statements remains unchanged.
Sincerely,
Thomas J. Reinebach
Vice President — Finance

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Mail Stop 3561
November 25, 2008
Gerald C. Rittenberg
Chief Executive Officer
Amscan Holdings, Inc.
80 Grasslands Road
Elmosford, NY 10523

Re:	Amscan Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 31, 2008
Forms 10-Q/A1 for the Fiscal Quarters Ended
March 31, 2008 and June 30, 2008
Form NT 10-Q Filed November 17, 2008
Supplemental Response #2 dated October 9, 2008
File No. 333-14107
Dear Mr. Rittenberg:
     We have reviewed your response letter dated October 9, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
     We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Gerald C. Rittenberg
Amscan Holdings, Inc.
November 25, 2008

Amendment No. 1 to Forms 10-Q/A for the periods ended March 31, 2008 and June 30, 2008.
Exhibits 31.1, 31.2 and 32
1.	We note that you have not filed in the amended filings the certifications of your principal executive officer and principal financial officer under Item 601(b)(31) and (32) of Regulation S-K. Please file an amendment to your Forms 10-Q for the periods ended March 31, 2008 and June 30, 2008, to provide the certifications.
Form NT 10-Q Filed November 17, 2008
2.	We note that you have not filed your Form 10-Q for the quarter ended September 30, 2008. Please tell us when you intend to file the Form 10-Q as the five business day extension period has lapsed and the filing is now overdue.

3.	We note that that your independent public accountants, Ernst & Young, LLP, raised a question about the accounting treatment of employee stock options. Please describe to us the nature of their question and the impact the resolution of their question had on your financial statements and internal control over financial reporting.
     As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Gerald C. Rittenberg
Amscan Holdings, Inc.
November 25, 2008

     You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or Ryan Milne, Accounting Branch Chief at (202) 551-3688 or me at (202) 551-3871 if you have questions regarding these comments.
Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc:	Mr. Thomas J. Reinebach, VP-Finance Via fax: (914) 784-8851